Exhibit 12

IRON MOUNTAIN INCORPORATED

STATEMENT OF THE CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,					Three Months Ended March 31, 2006

	2001	2002	2003	2004	2005

Earnings:
(Loss) Income from Continuing Operations
before Provision for Income Taxes and
Minority Interest	$(28,111)	$114,519	$156,989	$166,735	$197,018	$ 48,704
Add: Fixed Charges	177,032	178,587	195,258	240,270	245,431	63,333

	$ 148,921	$293,106	$352,247	$407,005	$442,449	112,037

Fixed Charges:
Interest Expense, Net	$ 134,742	$136,632	$150,468	$185,749	$183,584	$ 46,578
Interest Portion of Rent Expense	42,290	41,955	44,790	54,521	61,847	16,755

	$ 177,032	$178,587	$195,258	$240,270	$245,431	$ 63,333

Ratio of Earnings to Fixed Charges	0.8 x	1.6 x	1.8 x	1.7 x	1.8 x	1.8 x
	(1)

(1)	We reported a loss from continuing operations before provision for income taxes and minority interest for the year ended December 31, 2001 and we would have needed to generate additional income from operations before provision for income taxes and minority interest of $28,111 to cover our fixed charges of $177,032.